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EXHIBIT (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell ordinary shares of LyondellBasell Industries N.V. The Offer (as defined below) is made solely by the Offer to Purchase, dated June 10, 2019, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of ordinary shares in any jurisdiction in which the making or acceptance of offers to sell ordinary shares would not be in compliance with applicable law. In any jurisdiction where the securities, blue sky or other laws require the Offer be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of LyondellBasell Industries N.V. by the Dealer Managers (as defined below) or one or more brokers or dealers registered under the laws of such jurisdiction.

 Notice of Offer to Purchase for Cash
by
LyondellBasell Industries N.V.

Up to 37,000,000 of its Ordinary Shares
At a Cash Purchase Price Not Greater than $88.00 per Share Nor Less than $77.00 per Share and Not to Exceed 110% of the Daily VWAP on the Expiration Date

        LyondellBasell Industries N.V., a Dutch public company with limited liability (the "Company"), is offering to purchase up to 37,000,000 of its issued and outstanding ordinary shares, par value €0.04 per share (each, a "Share," and collectively, "Shares"), at a price calculated as described herein and in the Offer to Purchase (as defined below) that is the lesser of (i) a price not greater than $88.00 nor less than $77.00 per Share, and (ii) a price that equals 110% of the Daily VWAP (as defined below) on the Expiration Date (the "Final Price Cap"), to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase (together with any amendments or supplements thereto, the "Offer to Purchase"), in the related Letter of Transmittal (together with any amendments or supplements thereto, the "Letter of Transmittal") and in other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and the Letter of Transmittal, the "Offer"). The "Daily VWAP" is the daily per share volume-weighted average price for Shares on the New York Stock Exchange (the "NYSE"), as defined in more detail herein and in the Offer to Purchase. The description of the Offer herein is only a summary and is qualified by the terms and conditions of the Offer set forth in the Offer to Purchase, the Letter of Transmittal and other related materials.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE (1) MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON JULY 8, 2019, UNLESS THE OFFER IS EXTENDED OR TERMINATED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE "EXPIRATION DATE").

        The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions as set forth in the Offer to Purchase.

        Upon the terms and subject to the conditions of the Offer, which will be conducted through a modified "Dutch auction" process, the Company will determine a single per Share price that it will pay for Shares properly tendered and not properly withdrawn from the Offer, taking into account the total number of Shares tendered and the prices specified, or deemed specified, by tendering shareholders, and the Final Price Cap. This single per Share price (the "Final Purchase Price") will be the lesser of (i) the lowest single purchase price, not greater than $88.00 nor less than $77.00 per Share, that would allow the Company to purchase 37,000,000 Shares, or all Shares properly tendered and not properly withdrawn in the event that fewer than 37,000,000 Shares are properly tendered and not properly withdrawn, and (ii) the Final Price Cap. If the Final Price Cap is determined to be less than $77.00 per Share, which is the low end of the price range in the Offer, the Company will not purchase any Shares tendered in the Offer, unless the Company decides, in its sole discretion, to amend or extend the Offer in accordance with applicable law. All Shares acquired, if any, in the Offer will be acquired at the Final

Purchase Price, including those Shares tendered at a price lower than the Final Purchase Price. Only Shares properly tendered at prices at or below the Final Purchase Price, and not properly withdrawn, will be purchased. However, because of the "Odd Lot" priority, proration and the conditional tender provisions described in the Offer to Purchase, the Company may not purchase all of the Shares tendered at or below the Final Purchase Price if more than 37,000,000 Shares are properly tendered and not properly withdrawn.

        If any properly tendered Shares are not purchased under the Offer or are properly withdrawn before the Expiration Date, or if less than all Shares evidenced by a shareholder's certificate(s) are tendered, the Company will credit the certificates to book-entry for unpurchased Shares promptly after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry transfer at The Depository Trust Company (the "Book-Entry Transfer Facility"), the Shares will be credited to the appropriate account maintained by the tendering shareholder at the Book-Entry Transfer Facility, in each case, promptly after the Expiration Date and without expense to the shareholder. The Company reserves the right, in its sole discretion, to change the per Share purchase price range and to increase or decrease the number of Shares sought in the Offer, subject to applicable law and the authority of the Company to conduct a share repurchase program of up to 10% of its outstanding Shares as of May 31, 2019, including any restrictions or limitations contemplated on such repurchases, as approved by the shareholders of the Company at its annual general meeting of shareholders held on that date (the "2019 Shareholder Authorization"). In accordance with the rules of the Securities and Exchange Commission (the "SEC"), if more than 37,000,000 Shares are tendered in the Offer at or below the Final Purchase Price, subject to the 2019 Shareholder Authorization, the Company may increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without extending the Offer.

        As of May 31, 2019, the Company had 370,325,943 issued and outstanding Shares (excluding 29,884,337 treasury Shares). Assuming that the maximum of 37,000,000 Shares are tendered in the Offer at the maximum Final Purchase Price of $88.00 per Share, the aggregate purchase price will be approximately $3,256,000,000. Assuming that the maximum of 37,000,000 Shares are tendered in the Offer at the minimum Final Purchase Price of $77.00 per Share, the aggregate purchase price will be approximately $2,849,000,000. The Shares are listed and traded on the NYSE under the trading symbol "LYB." Shareholders are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender their Shares.

        The Company expressly reserves the right, in its sole discretion, at any time and from time to time and subject to applicable laws, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to Computershare Trust Company N.A., the depositary for the Offer (the "Depositary"), and making a public announcement of such extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled or announced Expiration Date. The Offer will expire at one minute after 11:59 p.m., New York City time, on July 8, 2019, unless the Offer is terminated or the Company exercises its right to extend the period of time during which the Offer will remain open. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadlines for them to instruct it to accept the Offer on their behalf. Accordingly, beneficial owners wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

        In accordance with the instructions to the Letter of Transmittal, shareholders wishing to tender Shares must specify the price or prices, not greater than $88.00 nor less than $77.00 per Share, at which they are willing to sell their Shares to the Company in the Offer. Alternatively, shareholders desiring to tender Shares can choose not to specify a price and, instead, specify that they are willing to sell their Shares at the Final Purchase Price (which could result in such tendering shareholders receiving a purchase price per Share as low as $77.00, the low end of the price range in the Offer, less any applicable withholding taxes and without interest). See the Offer to Purchase for recent sales prices for the Shares.

        Shareholders wishing to tender Shares must follow the procedures set forth in the Offer to Purchase and in the Letter of Transmittal. Generally, for Shares to be properly tendered pursuant to the Offer, the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase), together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees or an "Agent's Message" (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal, must be delivered to the Depositary by the Expiration Date at one of its addresses set forth on the back cover of the Offer to Purchase.

        If the conditions to the Offer have been satisfied or waived and more than 37,000,000 shares have been properly tendered and not properly withdrawn prior to the Expiration Date, the Company will purchase Shares on the following basis:

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  first, all Odd Lots (as defined in the Offer to Purchase) of less than 100 Shares at the Final Purchase Price from shareholders who properly tender all of their Shares at or below the Final Purchase Price and who do not properly withdraw them before the Expiration Date. Tenders of less than all of the Shares owned, beneficially or of record, by such Odd Lot Holder (as defined in the Offer to Purchase) will not qualify for this preference;

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  second, after purchasing all the Odd Lots that were validly tendered at or below the Final Purchase Price, subject to the conditional tender provisions (whereby a holder may specify a minimum number of such holder's Shares that must be purchased if any such Shares are purchased), the Company will purchase all Shares properly tendered at or below the Final Purchase Price on a pro rata basis with appropriate adjustment to avoid purchases of fractional Shares; and

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  third, only if necessary to permit the Company to purchase 37,000,000 Shares (or such greater amount as the Company may elect to purchase, subject to applicable law and the 2019 Shareholder Authorization), the Company will purchase Shares conditionally tendered (for which the condition was not initially satisfied) at or below the Final Purchase Price, by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have tendered all of their Shares. Random lot would be facilitated by the Company.

        For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore be deemed to have purchased), subject to "Odd Lot" priority, proration and the conditional tender provisions of the Offer, Shares that are properly tendered at or below the Final Purchase Price and not properly withdrawn only when, as and if the Company gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer.

        Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, the Company will accept for payment and pay the Final Purchase Price per share for all Shares accepted for payment pursuant to the Offer. In all cases, payment for Shares properly tendered and accepted for payment in accordance with the Offer will be made promptly, subject to possible delay due to proration, but only after timely receipt by the Depositary of: (i) certificates for Shares or a timely confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility; (ii) a properly completed and duly executed Letter of Transmittal, including any required signature guarantee, or an Agent's Message in the case of a book-entry transfer; and (iii) any other documents required.

        Due to the difficulty in determining the number of Shares properly tendered and not properly withdrawn, and because of the conditional tender procedure and the guaranteed delivery procedure described in the Offer to Purchase, the Company expects that it will not be able to announce the final proration for each shareholder or to commence payment for any Shares purchased pursuant to the Offer until after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date.

        Tenders of Shares are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless such Shares have been accepted for payment, shareholders may also withdraw their previously tendered Shares at any time after one (1) minute after 11:59 p.m., New York City time, on August 5, 2019. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase (other than if you wish to withdraw your Shares after the Final Price Cap has been determined, in which case the written notice of withdrawal is required to be delivered by email to the Depositary at canoticeofguarantee@computershare.com). Any such notice of withdrawal must specify the name of the tendering shareholder, the number of Shares to be withdrawn and the name of the registered holder of the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature(s) on the written notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), except in the case of Shares tendered for the account of an Eligible Institution. If a shareholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the shareholder may withdraw Shares using either separate written notices of withdrawal or a combined written notice of withdrawal, so long as the information specified above is included. If Shares have been tendered pursuant to the procedures for book-entry transfer described in the Offer to Purchase, the written notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures.

        The Company will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. None of the Company, its Board of Directors, J.P. Morgan Securities LLC or Morgan Stanley & Co. LLC (together, the "Dealer Managers"), Computershare Trust Company, N.A., as the Depositary, Georgeson LLC, as the information agent (the "Information Agent"), or any other person will be under any duty to give notification of any defects or irregularities in tenders or any notice of withdrawal, nor will any of the foregoing incur any liability for failure to give any such notification.

        The Company believes that the repurchase of Shares pursuant to the Offer is consistent with the Company's long-term goal of maximizing value for its shareholders and other stakeholders. The Offer also provides a mechanism for completing the Company's authorized share repurchase program more rapidly than would be possible through open market purchases. The Company intends to pay for the Shares with a combination of existing cash resources and borrowings under the Credit Agreement (as defined in the Offer to Purchase).

        The modified Dutch auction tender offer set forth in the Offer to Purchase provides its shareholders with the opportunity to tender all or a portion of their Shares and thereby receive a return of some or all of their investment in the Company, if they so elect. The Offer also provides the Company's shareholders with an efficient way to sell their Shares without incurring brokerage fees or commissions associated with open market sales. However, shareholders who hold Shares through nominees are urged to consult their nominees to determine whether transaction costs may apply. If the Company completes the Offer, shareholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in the Company and its future operations at no additional cost to them.

        Generally, if you are a U.S. Holder (as defined in the Offer to Purchase), your receipt of cash from the Company in exchange for the Shares that you tender will be a taxable transaction for U.S. federal income tax purposes. The cash you receive for your tendered Shares will generally be treated for U.S. federal income tax purposes either as consideration received in respect of a sale or exchange of the Shares purchased by the Company or as a distribution from the Company in respect of Shares. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. The

Company urges you to consult your own tax advisor as to the particular tax consequences to you of the Offer.

        The Company's Board of Directors has authorized the Company to make the Offer. However, none of the Company, the members of its Board of Directors, the Dealer Managers, the Depositary or the Information Agent makes any recommendation to any shareholder as to whether to tender or refrain from tendering Shares or as to the purchase price or purchase prices at which any shareholder may choose to tender Shares. None of the Company, the members of its Board of Directors, the Dealer Managers, the Depositary or the Information Agent has authorized any person to make any recommendation as to whether any shareholder should tender or refrain from tendering Shares or as to the purchase price or purchase prices at which any shareholder may choose to tender Shares. Shareholders should carefully evaluate all information in the Offer to Purchase and in the Letter of Transmittal and should consult their own financial and tax advisors. Shareholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and the purchase price or purchase prices at which they will tender them. In doing so, a shareholder should read carefully the information in the Offer to Purchase and in the Letter of Transmittal before making any decision with respect to the Offer.

        Consistent with past practice, the Company's Board of Directors expects to continue to declare and pay quarterly dividends with the goal of increasing the dividend over time after giving consideration to the Company's cash balances and expected results from operations. In the event that the Company's Board of Directors declares a dividend to be paid in the future, each shareholder of record on the close of business on the record date set by the Board of Directors will be paid to such shareholder regardless of whether such shareholder tenders its Shares in the Offer.

        On May 31, 2019, the Company announced that its Board of Directors had declared a quarterly dividend of $1.05 per Share to be paid on June 17, 2019 to each shareholder of record on June 10, 2019, regardless of whether such shareholder tenders its Shares in the Offer.

        The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Company is also filing with the SEC an Issuer Tender Offer Statement on Schedule TO, which includes additional information relating to the Offer.

        Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of Shares, including brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on the Company's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares. The Offer is explained in detail in those materials.

        Questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone numbers set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and other related materials will be furnished promptly by the Information Agent at the Company's expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, New York 10104
Shareholders, Banks and Brokers
Call Toll-Free: 1 (866) 300-8594

The Dealer Managers for the Offer are:

J.P. Morgan Securities LLC 383 Madison Avenue New York, New York 10179 Direct: 1 (212) 622-4401 Call Toll-Free: 1 (877) 371-5947	Morgan Stanley & Co. LLC 1585 Broadway New York, New York 10036 Call Toll-Free: 1 (855) 483-0952

June 10, 2019

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Notice of Offer to Purchase for Cash by LyondellBasell Industries N.V. Up to 37,000,000 of its Ordinary Shares At a Cash Purchase Price Not Greater than $88.00 per Share Nor Less than $77.00 per Share and Not to Exceed 110% of the Daily VWAP on the Expiration Date
The Information Agent for the Offer is